Exhibit 12

OVERSEAS SHIPHOLDING GROUP, INC.

RATIO OF EARNINGS TO FIXED CHARGES

(IN THOUSANDS, EXCEPT RATIOS)

PRESENTED IN CONNECTION WITH REGISTRATION STATEMENT NO. 333-111890

FILED ON JANUARY 13, 2004

	NINE MONTHS ENDED SEPTEMBER 30,
	2005		2004
Earnings:
Income before federal income taxes	$347,576		$285,213
Less: equity in (earnings) of 50%-or-less-owned companies	(32,188)		(19,022)
Pretax income from continuing operations	315,388		266,191
Add: fixed charges	81,444		58,678
Less: interest capitalized during the period	(2,829)		(201)
Add: amortization of capitalized interest	2,250		2,250
Total Earnings	$396,253		$326,918

Fixed charges:
Interest expense, including amortization of deferred finance costs	$71,039		$55,183
Add: interest capitalized during the period	2,829		201
Add: interest portion of rental expense	7,576		3,294
Total Fixed Charges	$81,444		$58,678

Ratio of earnings to fixed charges	4.9	x	5.6	x